Filed by Strive, Inc.

(Commission File No.: 001-41612)

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Semler Scientific, Inc.

(Commission File No.: 001-36305)

The following is a segment from the Bitcoin Treasuries Digital Conference, posted on Youtube.com, featuring Matthew Cole, Chief Executive Officer of Strive, Inc. (“Strive”), on December 18, 2025, in connection with Strive’s proposed business combination with Semler Scientific, Inc. (“Semler Scientific”). A link to the conference is here: https://www.youtube.com/watch?v=J2oTFHEe6i0

Bitcoin Treasuries Digital Conference Dec 18, 2025 Matt Cole Eric Semler

Thu, Dec 18, 2025 10:02AM • 17:37

SPEAKERS

Speaker 2, Eric Semler, Matt Cole, Tim Kotzman

Tim Kotzman: 00:07

All right, there's two of me. It's unbelievable. Welcome back to the Bitcoin treasuries digital conference. I'm excited to welcome both Matt Cole and Eric Semler.

Matt Cole: 00:19

Tim, just when I thought I could never get enough of you, you doubled yourself.

Tim Kotzman: 00:25

We know that's not going to happen with the Bitcoin supply. So all good.

Yeah, too much. Tim, thanks guys for the time today. However you want to kind of walk through the strategic logic of the merger.

Matt Cole: 00:45

Yeah, so maybe, you know, maybe we'll kick it over to Eric to start. But just for those that don't know, the the vote is actually now live, so the vote will will wrap up for Semler shareholders. When is it? It's January. Yeah, yeah. So people can vote now, now, until then. Obviously, both sides are recommending a yes vote, but, but maybe to back up a little bit, Eric, could start maybe walking through, maybe your journey, just a little bit become you guys were innovators in the space second US Treasury company to become a Bitcoin Treasury company man, Tim, just keeps doubling himself.

Yeah, and then, you know, I can, I can hop in on, you know, some of the strategic rationale on, you know, both sides and kind of, some of our plans as well.

Eric Semler: 01:43

Sure, thanks, yeah, great to see you again. Tim. Yeah, so you know, we Semler Scientific, we were the second company in the US, second public company to adopt Bitcoin as treasury. And that was a great journey, still a great journey. (BOLDED WAS HARD TO UNDERSTAND, MOSTLY INAUDIBLE) And we decided to do it because we have a business that was no longer kind of create upside. Something that would create more upside and we couldn’t find anything greater than bitcoin. Is there feedback. Anyway, we decided to, we decided that the best use of our cash was Bitcoin, and we ended up buying over 5000 Bitcoin in space of about a year. And what happened to us was that our our core business, which we were really relying on to generate more cash flow to buy more Bitcoin, ran into some regulatory headwinds, and we were approached by Strive and another Bitcoin Treasury company to see if we had an interest in merging. And we had great conversations, especially with Matt and and Vivek. And it was amazing to me, their roadmap was just so so impressive, and for us, it was really critical to get to scale in our Bitcoin holdings. We thought that was really our destiny. And teaming up with Matt and Vivek and the rest of the really dynamic group over at Strive, we decided that this would be the best way for Semler shareholders to kind of get to the next plateau, and we and so we decided to merge in September, and hope to close the deal in, you know, early next year. The vote is right now, and it will go until we have a special meeting on January 13. And what it what it provides for Semler shareholders, is an opportunity to, you know, ride the upside of what Strive is doing and what we're doing together. By putting our two companies together, we'll have a much larger pile of Bitcoin to benefit from, and that will really separate us from a lot of the other Bitcoin Treasury companies. But in addition, we saw Vivek, especially with his experience investing in healthcare and biotech, we saw real synergies on our medical business, and are hopeful that the Strive team can create value on that side as well. So there's, there's kind of this double synergy aspect to the combination that we're assembler shareholders, just very excited about.

Matt Cole: 04:50

And you know it was, I think Eric and I first met in person in February this year at Pomp’s investor week, which is another shout out. These in person events, and kind of some of the value that they could bring a Pomp’s event, the Unconference, some of the Bitcoin conferences, a lot happens at these things when you just get a bunch of people that are innovating in this space together. But I think I met Eric right after I got off stage with Pomp, and Pomp and I were going deep on the concept of Bitcoin as the hurdle rate, which I know Tim, we were debating who came up with it first, and I'll still contend that. I think it was me. But it doesn't really matter because, because ultimately the question is like, are you setting Bitcoin as the hurdle rate and Strive clearly, is. Semler, was as well. And then the question becomes, what is the most effective way to set and implement Bitcoin as the hurdle rate as an operating business. And, you know, to quote Michael Saylor, you know, Stretch was their iPhone moment for that digital credit. I think digital credit is the best opportunity for an operating business right now to structurally underwrite Bitcoin risk and outperform Bitcoin over the long run. If that thesis is correct, that we all believe in, right? That Bitcoin is going to go up, let's say 30% over the next 1015, years. I think Saylor says it's going to go up 21% over the next 21 years, whatever. Like, we all think it's going substantially higher, right? And there's different scenarios on how high it could go, and I think that the best way to do that is digital credit. And so that was our our laser focus as a company, we turned down a bunch of the other forms of debt. And I think that you're seeing across the industry right now, some of the risks of what bad debt can do, where you end up being a forced seller, or potentially a forced seller at inopportune times, versus perpetual preferred equity and the ability to ride out the downturns, especially when you have a cast buffer like Strive and strategies done. So this has been very simple, on one one hand, and how we've designed our structure, but also very intentional, and when you design that structure, one of the ways to take it to the next level, one of the key ways, is actually scale. And scale is something that bringing Strive and Semler together does in a major way, where you take the Semler team that had been true innovators in the space the second US Treasury company, to launch a Bitcoin Treasury strategy, and combined with Strive, who was the second issuer of digital credit in the market after Strategy. So both to two companies that have done something second after after Strategy, but but combined and even at Strive, we've done something even that that Strategy itself hasn't done, which is achieve a level of amplification to perpetual preferred so we are already 30% amplified through preferreds. And you look at the industry, and you know, Strategy is going to try to get there by 2029, 2030 like we'll never have as many Bitcoin as Strategy. You know, I think British hodl said something about us having 2% of the of Strategy. That's that's accurate. But, if we close this merger, but what we do have is amplification that no one else has to perpetual preferred equity. So when you start to look forward, right? Markets are forward looking. And if you start to underwrite a Bitcoin bull scenario, where do you want to be? I think you want to be in amplified Bitcoin. Call it around 30% but 20% 30% 40% depending on how it's managed, with no other debt and looking forward. And that's the structure that we have in place. And so to for those that aren't aware, obviously Semler has a convertible note. We've publicly stated intentions to retire that. And there's multiple different ways that we can retire it. And ultimately, it's going to be dependent on market conditions. We underwrote it as if we would plan on, and this is what you'll see in the SATA deck, as if we would just sell Bitcoin to retire it. And the transaction still makes sense on both sides. If that was true, but likely a better way of market conditions allowed it would be to issue new SATA stock right that that we would want to maintain that amplification ratio around 30% and frankly, there's been a ton of demand for SATA. We've publicly already talked about how when we closed SATA, we upsized the IPO from 125 million to 200 million. But even at 200 million, it was still over two times oversubscribed. There is a lot of demand for digital credit. We've also recently upsized the interest rate on SATA to 12.25% you saw the great commercial that the Strive team had fun putting together, on, on, on SATA Claus, delivering some, some great dividends. But you know, I think that we're going to be able to scale this in a major way and ultimately bring digital credit to the masses. Eric and I were we're just talking recently about how the word of digital credit so beyond just status strategies, preferred equities Strive’s future preferred equities. This story needs to get out. The masses. I mean, this is actually making income interesting, again, to everyday Americans and citizens around the world that have really been income starved, that that traditional fixed income. And I say this as a fixed income former portfolio manager that was my career, fixed income is dead. It underperforms. It underperforms just the depreciation, the debasement of fiat currencies. So every day you're in a fixed income instrument that's paying 4% you're actually losing and digital credit. And the ability to leverage Bitcoin and reduce the volatility actually allows for income that actually grows faster than the rate of fiat currency debasement, not slower. And so that, that flip is extremely powerful. It's not just that say to pays, you know, 12 and a quarter percent effective yield is over 13% it's, it's, it's, it's that it's above the rate of fiat currency debasement. And that is a, is a unlock for people in retirement, for people that want income, or a Saylor says people that like money.

Tim Kotzman: 11:12

Maybe for both of you, what do you see over the next year, the next 10 years, but specifically what are maybe the day one synergies with the merger, or underappreciated, maybe not talked about much.

Matt Cole: 11:36

I think the biggest one that's underappreciated is is the potential for value to be unlocked on someone's operating business, right? We're a Bitcoin focused company and and this merger would make sense on both sides, even if you underwrote that to zero. But how you could go from what I think is, I'll call it a home run scenario of the merger on just the Bitcoin side and the digital credit side, and combining up and growing the balance sheet side is from a home run to a Grand Slam. Would be if we're able to leverage some of the people around around Strive to, like Vivek and one of our board members, Avik, and some additional people that we're talking about potentially bringing in is unlocking value there around a broader mandate, around kind of the MAHA movement, that that Eric and the Semler Scientific teams operating business is actually really interesting. It's a preventative health care business. The product is great. It's faced some regulatory challenges through a shared opponent of Bitcoin, Elizabeth Warren and team, that you know, potentially, we can unlock some value there. And if you can unlock value that, that's how you go from what I would call a home run scenario to a Grand Slam scenario. So it's a, I would call it. It's a, it's a cherry on top of a good deal, but one that I think the Bitcoin community, and it's fine that it is, but I think almost underwrites that that value, or potential value there to zero. And I think it's not zero.

Eric Semler: 13:14

And we do have a product that we're waiting for FDA approval for, for early prevention of heart disease. It screens for early prevention. And you know that should hopefully come out of the FDA next year, at some point, and it could be a really significant product for us, maybe bigger than our PAV product, which had an amazing run.

Tim Kotzman: 13:43

Awesome. Any closing thoughts as we kind of wrap up here in the next couple of minutes, and obviously appreciate your time and happy holidays. I don't know how it's the end of 2025, almost, but here we are.

Matt Cole: 14:00

Well, obviously, happy holidays, Tim. I wish I could join you in in pub key maybe just like, like, a broader macro statement. I know Grant talked about this a little bit as well in some of his comments, but the the tailwinds here for for Bitcoin are just unbelievably positive for the next three to five years. And I think as as people in the industry, sometimes it can be tough to handle, depending on how you've been long you've been in it volatility, but, but volatility really is, is your friend, right? Like we are underwriting somewhere between three to 810, year investments here with with Bitcoin and Bitcoin Treasury companies. And so you really do have to zoom out and question if the macro thesis holds. And Tim, I think we had a great, you know, rip on the hurdle rate this week about how everything, from a fundamental perspective for Bitcoin, has literally never been stronger. And so you take that, that extreme, strong fundamental. Cycles with, you know, probably some OG Bitcoin taking money off the table. Some people that believe in the four year cycle taking money off the table, like, you know, macro theorists. And, you know, I'm not a believer in the four year cycle. I think it's possible that, you know, it could be memed into a reality again. But it doesn't need to be the fundamentals here are extremely strong. And so, you know, whether you know Bitcoin goes down, you know, to 60k or whether you know, in March, we're at, you know, 150k and moon shooting from here, from the perspective of, you know, I think a longer term vision of a well run Bitcoin Treasury company, it really doesn't matter, because they're never going to stop printing money. The debts going to keep going up. Bitcoin ETFs are literally just beginning, like they're on their journey to get a three year track record, like every month, you know, trillion dollar pools are getting access to these for the first time. And just the supply or the demand into those ETFs is greater than the Bitcoin being mined each day. And it's only going to continue to grow from there. So I think the backdrop from which we build has never been stronger. So I think it's important to have that conviction when you make these investments, and that will allow you to ride these things out and ultimately hopefully have some great returns for the next decades to come.

Eric Semler: 16:20

I would just say, as a value-oriented investor, I think the upside one of the primary reasons we as a company decided to buy bitcoin our thesis was that Bitcoin should trade closer to the value of gold, and that spread is obviously widened recently. So there's just, I think, more upside to that thesis than there has been in a while. So I still believe very strongly that Bitcoin is a fantastic store of value, and it's the Store of the store of value of the future. So I just think that you have to be even more convicted in the upside if you believe it is digital gold.

Matt Cole: 16:59

Just for some, some, something to pump into the blood of bulls. To close this out, do the math on the ratio of market caps between Bitcoin versus gold today, underwrite Bitcoin or gold going up from here, because I think gold likely does go higher. And then compute that back into a bitcoin price, and you're going to find something in the millions of dollars.

Eric Semler: 17:20

Yes, exactly, got a long way to go.

Tim Kotzman: 17:25

Awesome. Eric Semler, Matt Cole, thank you, gentlemen, appreciate the time to you.

Eric Semler
Good to see you guys. Happy holidays.

Tim Kotzman: 17:35

Stay with us. We'll be right back.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements herein and the documents incorporated herein by reference may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rule 3b-6 promulgated thereunder, which statements involve inherent risks and uncertainties.  Examples of forward-looking statements include, but are not limited to, statements regarding the outlook and expectations of Strive and Semler Scientific, respectively, with respect to the proposed transaction (the “proposed transaction”), the strategic benefits and financial benefits of the proposed transaction, including the expected impact of the proposed transaction on the combined company's future financial performance, the timing of the closing of the proposed transaction, and the ability to successfully integrate the combined businesses.  Such statements are often characterized by the use of qualified words (and their derivatives) such as "may," "will," "anticipate," "could," "should," "would," "believe," "contemplate," "expect," "estimate," "continue," "plan," "project," "predict," "potential," "assume," "forecast," "target," "budget," "outlook," "trend," "guidance," "objective," "goal," "strategy," "opportunity," and "intend," as well as words of similar meaning or other statements concerning opinions or judgments of Strive, Semler Scientific and/or their respective management about future events.  Forward-looking statements are based on assumptions as of the time they are made and are subject to risks, uncertainties and other factors that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence, which could cause actual results to differ materially from anticipated results expressed or implied by such forward-looking statements. Other risks, uncertainties and assumptions, including, among others, the following:

•	the occurrence of any event, change or other circumstances that could give rise to the right of one or both of Strive and Semler Scientific to terminate the merger agreement between Strive and Semler Scientific;

•	the possibility that the proposed transaction does not close when expected or at all because the conditions to closing are not received or satisfied on a timely basis or at all;

•	the outcome of any legal proceedings that may be instituted against Strive or Semler Scientific or the combined company;

•	the possibility that the anticipated benefits of the proposed transaction, including anticipated cost savings and strategic gains, are not realized when expected or at all, including as a result of changes in, or problems arising from, implementation of Bitcoin treasury strategies and risks associated with Bitcoin and other digital assets, general economic and market conditions, interest and exchange rates, monetary policy, and laws and regulations and their enforcement;

•	the possibility that the integration of the two companies may be more difficult, time-consuming or costly than expected;

•	the possibility that the proposed transaction may be more expensive or take longer to complete than anticipated, including as a result of unexpected factors or events;

•	the diversion of management's attention from ongoing business operations and opportunities;

•	dilution caused by Strive’s issuance of additional shares of its Class A common stock in connection with the proposed transaction;

•	potential adverse reactions of Strive’s or Semler Scientific’s customers or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed transaction;

•	changes in Strive’s or Semler Scientific’s share price before closing; and

•	other factors that may affect future results of Strive, Semler Scientific or the combined company.

These factors are not necessarily all of the factors that could cause Strive’s, Semler Scientific’s or the combined company's actual results, performance or achievements to differ materially from those expressed in or implied by any of the forward-looking statements.  Other factors, including unknown or unpredictable factors, also could harm Strive, Semler Scientific or the combined company's results.

Although each of Strive and Semler Scientific believes that its expectations with respect to forward-looking statements are based upon reasonable assumptions within the bounds of its existing knowledge of its business and operations, there can be no assurance that the actual results of Strive or Semler Scientific will not differ materially from any projected future results expressed or implied by such forward-looking statements. Additional factors that could cause results to differ materially from those described above can be found in Strive’s Quarterly Report on Form 10-Q filed on November 14, 2025 and Strive’s Form S-4 filed on December 3, 2025, Semler Scientific’s Quarterly Report on Form 10-Q filed on November 12, 2025, and other documents subsequently filed by Strive and Semler Scientific with the SEC.

The actual results anticipated may not be realized or, even if substantially realized, they may not have the expected consequences to or effects on Strive, Semler Scientific or their respective businesses or operations.  Investors are cautioned not to rely too heavily on any such forward-looking statements.  Forward-looking statements contained herein speak only as of the date they are made and Strive and Semler Scientific undertake no obligation to update or clarify these forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by applicable law.

Additional Information and Where to Find It

In connection with the proposed transaction, Strive has filed with the SEC a Registration Statement on Form S-4 (the "Registration Statement") to register the Class A common stock to be issued by Strive in connection with the proposed transaction that includes an information statement of Strive, proxy statement of Semler Scientific and a prospectus of Strive (the "Information Statement/Proxy Statement/Prospectus"), and each of Strive and Semler Scientific may file with the SEC any other relevant documents concerning the proposed transaction.  A definitive Information Statement/Proxy Statement/Prospectus was sent to the stockholders of Semler Scientific to seek their approval of the proposed transaction.  BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND STOCKHOLDERS OF SEMLER SCIENTIFIC ARE URGED TO READ THE REGISTRATION STATEMENT AND INFORMATION STATEMENT/PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT STRIVE, SEMLER SCIENTIFIC AND THE PROPOSED TRANSACTION AND RELATED MATTERS.

A copy of the Registration Statement, Information Statement/Proxy Statement/Prospectus, as well as other filings containing information about Strive and Semler Scientific, may be obtained, free of charge, at the SEC's website (http://www.sec.gov).  You will also be able to obtain these documents, when they are filed, free of charge, from Strive by accessing Strive’s website at https://investors.strive.com/. Copies of the Registration Statement, the Information Statement/Proxy Statement/Prospectus and the filings with the SEC that will be incorporated by reference therein can also be obtained, without charge, by directing a request to Strive’s Investor Relations department at 200 Crescent Court, Suite 1400, Dallas, Texas 75201 or by calling (855) 427-7360 or by submitting an inquiry at https://investors.strive.com/ir-resources/contact-ir. Copies of the documents filed with the SEC by Semler Scientific will be available free of charge on Semler Scientific’s website at https://ir.semlerscientific.com/. The information on Strive’s or Semler Scientific’s respective websites is not, and shall not be deemed to be, a part of this communication or incorporated into other filings either company makes with the SEC.

Participants in the Solicitation

Strive, Semler Scientific and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Semler Scientific in connection with the proposed transaction.  Information about the interests of the directors and executive officers of Strive and Semler Scientific and other persons who may be deemed to be participants in the solicitation of stockholders of Semler Scientific in connection with the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Information Statement/Proxy Statement/Prospectus related to the proposed transaction, which will be filed with the SEC.  Information about the current directors and executive officers of Semler Scientific, and their ownership of Semler Scientific common stock is set forth in the section entitled "THE MERGER" and "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" included in Strive’s Form S-4 filed with the SEC on December 3, 2025 and Semler Scientific’s Current Report on

Form 8-K filed with the SEC on October 17, 2025. Additional information regarding ownership of Semler Scientific’s securities by its directors and executive officers is included in such persons’ SEC filings on Forms 3 or 4, which are available at https://www.sec.gov/cgi-bin/own-disp?action=getissuer&CIK=0001554859. Information about the current directors and executive officers of Strive is contained in Strive’s Current Report on Form 8-K filed with the SEC on September 12, 2025, Strive’s Current Report on Form 8-K filed with the SEC on September 15, 2025, Strive’s Current Report on Form 8-K filed with the SEC on October 6, 2025 and under “Meet the Leadership Team” accessed through the “About Us” link on Strive’s website at https://strive.com/team. Additional information regarding ownership of Strive’s securities by its directors and executive officers  is included in such persons’ SEC filings on Forms 3 or 4 which are available at https://www.sec.gov/cgi-bin/own-disp?action=getissuer&CIK=1920406. These documents and the other SEC filings described in this paragraph may be obtained free of charge as described above under the heading “Additional Information and Where to Find It.”

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or the solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or pursuant to an exemption from, or in a transaction not subject to, such registration requirements.

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